UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*
Under the Securities Exchange Act of 1934

Fidelis Insurance Holdings Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Titles of Class of Securities)

G3398L118

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3398L118	SCHEDULE 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS
Abu Dhabi Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
8,580,973

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
8,580,973

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,580,973

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on a total of 116,006,345 common shares issued and outstanding as of June 30, 2024 as reported on the Issuer’s Form 6-K submitted to the Securities and Exchange Commission on August 14, 2024.

CUSIP No. G3398L118	SCHEDULE 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS
Platinum Ivy B 2018 RSC Limited (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
8,580,973

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
8,580,973

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,580,973

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Platinum Ivy B 2018 RSC Limited (“Platinum Ivy”) is the direct owner of 8,580,973 common shares reported herein. Platinum Ivy is a wholly owned subsidiary of Abu Dhabi Investment Authority. Pursuant to the rules and regulations of the Securities and Exchange Commission, Abu Dhabi Investment Authority may be deemed to be the beneficial owner of the common shares directly held by Platinum Ivy.

(2)	Based on a total of 116,006,345 common shares issued and outstanding as of June 30, 2024 as reported on the Issuer’s Form 6-K submitted to the Securities and Exchange Commission on August 14, 2024.

CUSIP No. G3398L118	SCHEDULE 13G	Page 4 of 8

Item 1.

(a)	Name of Issuer: Fidelis Insurance Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices: Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08

Item 2.

(a)	Name of Person Filing:

(i)	Abu Dhabi Investment Authority

(ii)	Platinum Ivy B 2018 RSC Limited

(b)	Address of Principal Business Office or, if none, Residence: The principal business address of each of the Reporting Persons is as follows:

(i)	211 Corniche Street P.O. Box 360 Abu Dhabi, United Arab Emirates 3600

(ii)	Level 26, Al Khatem Tower Abu Dhabi Global Market Square Al Maryah Island, Abu Dhabi United Arab Emirates

(c)	Citizenship:

(i)	Abu Dhabi Investment Authority (ADIA) is a public institution established by the Government of the Emirate of Abu Dhabi in 1976 as an independent investment institution. ADIA is a public institution wholly owned by the Emirate of Abu Dhabi and is subject to its supervision.

(ii)	Platinum Ivy B 2018 RSC Limited is a restricted scope company organized under the laws of the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates.

(d)	Titles of Classes of Securities: Common Shares, par value $0.01 per share

(e)	CUSIP Number: G3398L118

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. G3398L118	SCHEDULE 13G	Page 5 of 8

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

CUSIP No. G3398L118	SCHEDULE 13G	Page 6 of 8

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G3398L118	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

ABU DHABI INVESTMENT AUTHORITY

/s/ Hamad Shahwan Surour Shahwan AlDhaheri
By: Hamad Shahwan Surour Shahwan AlDhaheri
Title: Authorized Signatory

/s/ Saif Surour Omair Maaded AlMashghouni
By: Saif Surour Omair Maaded AlMashghouni
Title: Authorized Signatory

PLATINUM IVY B 2018 RSC LIMITED

/s/ Sultan Ahmed Abdulla Alawi Al Junaibi
By: Sultan Ahmed Abdulla Alawi Al Junaibi
Title: Authorized Signatory

/s/ Mohamed Fahed Mohamed Abdulla AlMazrouei
By: Mohamed Fahed Mohamed Abdulla AlMazrouei
Title: Authorized Signatory

CUSIP No. G3398L118	SCHEDULE 13G	Page 8 of 8

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated by reference to the Joint Filing Agreement by Abu Dhabi Investment Authority and Platinum Ivy B 2018 RSC Limited dated February 5, 2024, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by Abu Dhabi Investment Authority and Platinum Ivy B 2018 RSC Limited on February 5, 2024 with respect to the shares of common stock of Fidelis Insurance Holdings Limited.